

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 12, 2026

Dr. Glynn Wilson
Chief Executive Officer
Caring Brands, Inc.
130 S Indian River Drive
Suite 202 pbm# 1232
Fort Pierce, FL 34950

>   **Re: Caring Brands, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed May 6, 2026**
>   **File No. 333-295571**

Dear Dr. Glynn Wilson:

　　This is to advise you that we have not reviewed and will not review your registration statement.

　　Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

　　Please contact Margaret Sawicki at 202-551-7153 with any questions.

　　　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　　　Division of Corporation Finance
　　　　　　　　　　　　　　　　　Office of Industrial Applications and Services

cc:　　Arthur Marcus, Esq.